Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
 ANNUAL GENERAL MEETING VOTING RESULTS
Edmonton, Alberta, April 6, 2017 - North American Energy Partners Inc. (“NAEP” or the “Company”) (TSX: NOA.TO/NYSE: NOA) today announced the results of its Annual General Meeting of Shareholders held on April 5, 2017.
Shareholders voted and approved the appointment of KPMG LLP as the independent auditors of the Company and election of directors of the Company.  The following six nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The results of the vote were as follows:

Nominee	Number of Votes For	Percentage of Votes For

Martin R. Ferron	12,936,891	99.49%
Ronald A. McIntosh	12,930,191	99.44%
William C. Oehmig	11,820,835	90.91%
Bryan D. Pinney	12,930,192	99.44%
Thomas P. Stan	12,722,725	97.84%
Jay W. Thornton	11,821,197	90.91%

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information, please contact:

David Brunetta, CPA, CMA
 Director, Finance and Information Technology
North American Energy Partners Inc.
Office: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca